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Exhibit 99.(d)(2)

Return address: Juridisk Afdeling, Norregade 21, 0900 Kobenhavn C, By Delivery and E-Mail Nordic Telephone Company ApS Attn.: Board of Directors Langelinie Allé 35 DK-2100 Copenhagen

7 December 2005

Recommended Tender Offer—TDC A/S—Request for Waiver of Condition

        We refer to your Recommended Tender Offer dated 2 December 2005 to all shareholders of TDC A/S (the "Offer" and the document published by you on the same date setting out the terms and conditions of the Offer, the "Offer Document").

        Terms defined in the Offer Document shall have the same meaning when used in this letter, unless the context otherwise requires.

        It is a condition for the Offer, among others, that "prior to or at the end of Offer Period ... there shall have been: (i)...; (ii) no sale or other disposal by TDC of any of its holding of treasury shares, apart from a disposal in connection with a potential redemption or exercise of already issued stock options; (iii) ...". (Reference is made to condition (b) of the English version of the Offer Document and condition ("Betingelse") (2) of the Danish version of the Offer Document).

        We kindly ask you to waive this and other conditions for the Offer in respect of TDC's granting of "Christmas shares" to 13.805 of the Danish employees of the TDC group (based on the employee registry as of 7 December 2005). In accordance with past practice, TDC has promised each such employee (subject to certain requirements being fulfilled) 2 (two) TDC shares of DKK 5 each as Christmas present. The total number of shares necessary as of 7 December 2005 is 27.610 (13.805 × 2), which would be taken from the stock of treasury shares that TDC holds and delivered to the employees on or before 20 December 2005.

        In order to proceed with this matter, we kindly ask for your written waiver as soon as possible and in any event not later than on 12 December 2005. If you should have any questions to the foregoing, please do not hesitate to contact either of us.

Yours sincerely,
TDC A/S

/s/ HENNING DYREMOSE	/s/ HANS MUNK NIELSEN
Henning Dyremose	Hans Munk Nielsen
President and CEO	Senior Executive Vice President and CFO
TDC A/S Nørregade 21 DK-0900 København C Tel. +45 33 43 77 77 Fax +45 33 43 76 19	Legal affairs HJ Nørregade 21 DK-0900 København C Tel. +45 33 43 77 77 Fax +45 33 43 76 88	Internet: www.tdc.dk E-mail: gf@tdc.dk

FOR SIGNATURE BY NORDIC TELEPHONE COMPANY APS:

        Nordic Telephone Company ApS hereby irrevocably and unconditionally waives its right to rely on the conditions for the Offer in respect of the above-described grant of "Christmas shares" to TDC employees:

        Copenhagen                      December 2005

        On behalf of Nordic Telephone Company:

/s/ RICHARD WILSON	/s/ LAWRENCE H. GUFFEY
Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
/s/ OLIVER HAARMANN	/s/ KURT BJÖRKLUND
Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
/s/ GUSTAVO SCHWED
Name: Gustavo Schwed Title: Director

        Executed in two original copies, the one being returned to TDC A/S, attn. Executive Management, upon signing by Nordic Telephone Company ApS.

Kind regards

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  Exhibit 99.(d)(2)